GlobalFoundries Reports Fourth Quarter and Fiscal Year 2022 Financial Results
Record Revenue, Gross Margin, Adjusted EBITDA, and Net Income

Malta, New York, February 14, 2023 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the fourth quarter and fiscal year ended December 31, 2022.
Key Fourth Quarter Financial Highlights
•Revenue of $2,101 million, up 14% year-over-year.
•Gross margin of 29.6% and adjusted gross margin of 30.1%.
•Net income of $668 million.
•Adjusted EBITDA of $821 million.
•Cash, cash equivalents and marketable securities of $3,346 million.
Key Full Year 2022 Financial Highlights
•Revenue of $8,108 million, up 23% year-over-year.
•Gross margin of 27.6% and adjusted gross margin of 28.4%.
•Net income margin of 17.8% and adjusted EBITDA margin of 38.1%.

“Our revenue in 2022 grew 23% year-over-year, and we delivered record gross margin and net income, making significant progress toward our long-term financial model," said CEO Dr. Thomas Caulfield. "In the fourth quarter, the GF team continued to execute on its commitments to customers and shareholders, despite the well-publicized inventory correction. As we look to 2023, we will continue to deepen our engagements with our customers in bringing specialty and differentiated solutions to market.”

Recent Business Highlights

•GF and General Motors jointly announced that General Motors has entered into a long-term agreement with GF to secure a capacity corridor in our advanced Fab in Upstate NY for GM's U.S. supply chain. This first-of-its-kind, multi-year agreement brings a critical process to the U.S. and supports GM’s strategy to reduce the number of unique chips needed to power increasingly complex and tech-laden vehicles.

•GF announced that it has acquired Renesas Electronics Corporation's proprietary and production-proven Conductive Bridging Random Access Memory (CBRAM) Technology, a low power memory solution designed to enable a range of applications in home and industrial IoT and smart mobile devices. The transaction further strengthens GF's memory portfolio and extends its roadmap of embedded nonvolatile memory solutions that is easy to integrate into other technology nodes.

•GF completed the sale of its East Fishkill, NY, facility to onsemi, on December 31, 2022, for a final purchase price of $406m. The deal enables GlobalFoundries to further optimize our assets globally and intensify our investments in the differentiated technologies that fuel our growth while securing a long-term future for the East Fishkill facility and its employees.

Unaudited Summary Quarterly Results (in millions USD, except per share amounts and wafer shipments)

				Year-over-year		Sequential
	Q4'22	Q3'22	Q4'21	Q4'22 vs Q4'21		Q4'22 vs Q3'22

Net revenue	$2,101	$2,074	$1,847	$254	14%	$27	1%

Gross profit	622	610	384	$238	62%	$12	2%
Gross margin	29.6%	29.4%	20.8%		+880bps		+20bps

Adjusted gross profit(1)	$633	$621	$397	$236	59%	$12	2%
Adjusted gross margin	30.1%	29.9%	21.5%		+860bps		+20bps

Operating profit	$288	$357	$87	$201	231%	$(69)	(19)%
Operating margin	13.7%	17.2%	4.7%		+900bps		(350)bps

Adjusted operating profit(1)	$425	$389	$142	$283	199%	$36	9%
Adjusted operating margin	20.2%	18.8%	7.7%		+1,250bps		+140bps

Net income(2)	$668	$336	$43	$625	1,453%	$332	99%
Net income margin	31.8%	16.2%	2.3%		+2,950bps		+1,560bps

Adjusted net income(1)(2)(3)	$800	$368	$98	$702	716%	$432	117%
Adjusted net income margin	38.1%	17.7%	5.3%		+3,280bps		+2,040bps

Diluted earnings per share ("EPS")	$1.21	$0.61	$0.08	$1.13	1,413%	$0.60	98%

Adjusted diluted earnings per share(1)	$1.44	$0.67	$0.18	$1.26	700%	$0.77	115%

Adjusted EBITDA(1)(4)	$821	$793	$584	$237	41%	$28	4%
Adjusted EBITDA margin	39.1%	38.2%	31.6%		+750bps		+90bps

Cash from operations	$491	$679	$1,148	$(657)	(57)%	$(188)	(28)%

Wafer shipments (300mm equivalent) (in thousands)	580	637	622	(42)	(7)%	(57)	(9)%

(1) Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted diluted earnings per share, and adjusted EBITDA are adjusted non-IFRS metrics; please see the reconciliation of IFRS to adjusted non-IFRS metrics in the section "Unaudited Reconciliation of IFRS to Adjusted non-IFRS" below.

(2) Includes the gain on sale of our EFK business in December 2022.

(3) Beginning in Q4 2022, the Company has revised its definition of adjusted net income to include an adjustment for restructuring charges and the associated tax impact. The change was made due to a restructuring undertaken in Q4 2022. The Company believes the revised definition provides management and investors with more useful information to evaluate the operations of our business. Adjusted net income (loss) is now defined as net income (loss) adjusted for share-based compensation expense, restructuring charges and the associated tax impact.

(4) Beginning in Q3 2022, the Company has revised its definition of adjusted EBITDA to include an adjustment for finance income. The change was made due to the Company making an investment during Q2 2022 of approximately $1.0 billion in marketable securities. The Company believes the revised definition provides management and investors more useful information to evaluate the operations of our business. Adjusted EBITDA is now defined as net income (loss), adjusted for the impact of finance expense, finance income, income tax expense, depreciation, amortization, share-based compensation expense, transaction gains and associated expenses, restructuring charges, labor optimization initiatives and litigation settlement.

Unaudited Summary Annual Results (in millions USD, except per share amounts and wafer shipments)

			Year-over-year
	FY2022	FY2021	FY22 vs FY21

Net revenue	$8,108	$6,585	$1,523	23%

Gross profit	2,239	$1,013	$1,226	121%
Gross margin	27.6%	15.4%		+1,220bps

Adjusted gross profit(1)	$2,303	$1,068	$1,235	116%
Adjusted gross margin	28.4%	16.2%		+1,220bps

Operating profit (loss)	$1,167	$(60)	$1,227	2,045%
Operating margin	14.4%	(0.9)%		+1,530bps

Adjusted operating profit(1)	$1,443	$168	$1,275	759%
Adjusted operating margin	17.8%	2.6%		+1,520bps

Net income (loss)(2)	$1,446	$(254)	$1,700	669%
Net income margin	17.8%	(3.9)%		+2,170bps

Adjusted net income (loss)(1)(2)(3)	$1,717	$(26)	$1,743	6,704%
Adjusted net income(loss) margin	21.2%	(0.4)%		+2,160bps

Diluted EPS	$2.62	$(0.49)	$3.11	635%

Adjusted diluted earnings per share(1)	$3.11	$(0.05)	$3.16	6,320%

Adjusted EBITDA(1)(4)	$3,088	$1,848	$1,240	67%
Adjusted EBITDA margin	38.1%	28.1%		+1,000bps

Cash from operations	$2,624	$2,839	$(215)	8%

Wafer shipments (300mm equivalent) (in thousands)	2,472	2,374	98	4%

(1) Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted diluted earnings per share, and adjusted EBITDA are adjusted non-IFRS metrics; please see the reconciliation of IFRS to adjusted non-IFRS metrics in the section "Unaudited Reconciliation of IFRS to Adjusted non-IFRS" below.

(2) Includes the gain on sale of our EFK business in December 2022.

(3) Beginning in Q4 2022, the Company has revised its definition of adjusted net income to include an adjustment for restructuring charges and the associated tax impact. The change was made due to a restructuring undertaken in Q4 2022. The Company believes the revised definition provides management and investors with more useful information to evaluate the operations of our business. Adjusted net income (loss) is now defined as net income (loss) adjusted for share-based compensation expense, restructuring charges and the associated tax impact.

(4) Beginning in Q3 2022, the Company has revised its definition of adjusted EBITDA to include an adjustment for finance income. The change was made due to the Company making an investment during Q2 2022 of approximately $1.0 billion in marketable securities. The Company believes the revised definition provides management and investors more useful information to evaluate the operations of our business. Adjusted EBITDA is now defined as net income (loss), adjusted for the impact of finance expense, finance income, income tax expense, depreciation, amortization, share-based compensation expense, transaction gains and associated expenses, restructuring charges, labor optimization initiatives and litigation settlement.

Summary of First Quarter 2023 Outlook (unaudited in millions USD, except per share amounts)(1)

	IFRS	Share-based compensation	Non-IFRS Adjusted
Net revenue	$1,810 - $1,850	—	—
Gross Profit	$481 - $512	$15- $17	$498 - $527
Gross Margin (mid-point)	27.1%		28.0%
Operating Profit	$233 - $282	$40 - $50	$283 - $322
Operating Margin (mid-point)	14.1%		16.5%
Net Income	$202 - $257	$40 - $50	$252 - $297
Net Income Margin (mid-point)	12.5%		15.0%
Diluted EPS	$0.36 - $0.46		$0.45 - $0.53
Adjusted EBITDA(2)	NA		$667 - $722
Adj. EBITDA Margin (mid-point)			37.9%
(1)The guidance provided above contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The guidance includes management’s beliefs and assumptions and is based on information currently available. GF has not provided a reconciliation of its First Fiscal Quarter outlook for adjusted Non-IFRS EBITDA and related Margin because estimates of all of the reconciling items cannot be provided without unreasonable efforts. Certain factors that are materially significant to GF’s ability to estimate these items are out of its control and/or cannot be reasonably predicted.

(2)Reflects change to adjusted EBITDA definition discussed in more detail elsewhere in this release.

Unaudited Consolidated Statements of Operations

	Three Months Ended		Year Ended
(in millions USD, except for per share amounts)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Net revenue	$2,101	$1,847	$8,108	$6,585
Cost of revenue	1,479	1,463	5,869	5,572
Gross profit	$622	$384	$2,239	$1,013
Operating expenses:
Research and development	110	130	482	478
Sales, marketing, general and administrative	130	167	496	595
Restructuring charges	94	—	94	—
Total operating expenses	$334	$297	$1,072	$1,073
Operating profit (loss)	$288	$87	$1,167	$(60)
Finance expense, net	(2)	(26)	(60)	(108)
Other income (expense)	(13)	8	22	(8)
Gain on sale of a business	403		403
Income tax expense	(8)	(26)	(86)	(78)
Net income (loss)	$668	$43	$1,446	$(254)
Attributable to:
Shareholders of GlobalFoundries	668	44	1,448	(250)
Non-controlling interest	—	(1)	(2)	(4)
Earnings (Loss) per share :
Basic	$1.22	$0.08	$2.69	$(0.49)
Diluted	$1.21	$0.08	$2.62	$(0.49)
Shares used in earnings per share calculation:
Basic	546	522	539	506
Diluted	554	540	552	506

Unaudited Consolidated Statements of Financial Position

(in millions USD)	December 31, 2022	December 31, 2021

Assets:
Cash and cash equivalents	$2,352	$2,939
Receivables, prepayments and other	1,487	1,231
Marketable securities	622	—
Inventories	1,339	1,121
Current assets	$5,800	$5,291
Deferred tax assets	$292	$353
Property, plant, and equipment, net	10,596	8,713
Marketable securities	372	—
Other assets	781	671
Non-current assets	$12,041	$9,737
Total assets	$17,841	$15,028
Liabilities and equity:
Current portion of long-term debt	$223	$297
Other current liabilities	3,136	2,866
Current liabilities	$3,359	$3,163
Non-current portion of long-term debt	$2,288	$1,716
Other liabilities	2,234	2,116
Non-current liabilities	$4,522	$3,832
Shareholders' equity:
Common stock/additional paid-in capital	$23,842	$23,498
Accumulated deficit	(14,021)	(15,469)
Accumulated other comprehensive (loss)	92	(54)
Non-controlling interest	47	58
Total liabilities and equity	$17,841	$15,028

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Year Ended
(in millions USD)	December 31, 2022	December 31, 2021	December 31, 2022		December 31, 2021

Cash flows from operating activities:
Net income (loss)	$668	$43	$1,446		$(254)
Depreciation and amortization	409	419	1,623		1,619
Gain on the sale of a fabrication facility	(403)	—	(403)		—
Finance expense, net and other(1)	(3)	(6)	1		1
Deferred income taxes	30	40	82		93
Other non-cash operating activities	16	23	50		150
Net change in working capital	(226)	629	(175)		1,230
Net cash provided by operating activities	$491	$1,148	$2,624		$2,839

Cash flows from investing activities:
Purchases of property, plant, equipment, and intangible assets	$(991)	$(649)	$(3,059)		$(1,766)
Other investing activities	(60)	23	(999)		316
Net cash used in investing activities	$(1,051)	$(626)	$(4,058)		$(1,450)

Cash flows from financing activities:
Proceeds from issuance of equity instruments	$12	$1,444	$168		$1,444
Repayments of shareholder loan	—	—	—		(568)
Proceeds (repayment) of debt, net	255	(72)	581		(343)
Other financing activities	93	27	93		117
Net cash provided by financing activities	$360	$1,399	$842	842,000,000	$650
Effect of exchange rate changes	11	(1)	5		(8)
Net change in cash and cash equivalents	$(189)	$1,920	$(587)		$2,031
Cash and cash equivalents at the beginning of the period	2,541	1,019	2,939		908
Cash and cash equivalents at the end of the period	$2,352	$2,939	$2,352		$2,939

(1) Finance expense, net and other has been adjusted to include interest and taxes paid that were previously included in "Other non-cash operating activities." Prior period amounts have been adjusted accordingly.

Unaudited Reconciliation of IFRS to Adjusted Non-IFRS

	Three Months Ended			Year Ended
(in millions USD)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Gross profit	$622	$610	$384	$2,239	$1,013
Gross profit margin	29.6%	29.4%	20.8%	27.6%	15.4%
Share based compensation	$11	$11	$13	$64	$55
Adjusted gross profit	$633	$621	$397	$2,303	$1,068
Adjusted gross margin	30.1%	29.9%	21.5%	28.4%	16.2%

Operating profit (loss)	$288	$357	$87	$1,167	$(60)
Operating profit margin	13.7%	17.2%	4.7%	14.4%	(0.9)%
Share based compensation	$43	$32	$55	$182	$228
Restructuring charges(1)	$94	—	—	$94	—
Adjusted operating profit	$425	$389	$142	$1,443	$168
Adjusted operating profit margin	20.2%	18.8%	7.7%	17.8%	2.6%

Net income (loss)(2)	$668	$336	$43	$1,446	$(254)
Net income (loss) margin	31.8%	16.2%	2.3%	17.8%	(3.9)%
Share based compensation	$43	$32	$55	$182	$228
Restructuring charges(1)	$94	—	—	$94	—
Income tax effect(3)	$(5)	$—	$—	$(5)	$—
Adjusted net income (loss)(4)	$800	$368	$98	$1,717	$(26)
Adjusted net income (loss) margin	38.1%	17.7%	5.3%	21.2%	(0.4)%

Diluted earnings (loss) per share	$1.21	$0.61	$0.08	$2.62	$(0.49)
Share based compensation	$0.07	$0.06	$0.10	$0.33	$0.44
Restructuring charges(1)	$0.17	—	—	$0.17	—
Income tax effect	$(0.01)	—	—	$(0.01)	—
Adjusted diluted earnings (loss) per share	$1.44	$0.67	$0.18	$3.11	$(0.05)

(1) Includes $3.1 million of share based compensation in Q4 2022.

(2)Includes the gain on sale of our EFK business in December 2022.

(3) Relates to restructuring charges in Q4 2022.

(4) Reflects change to adjusted net income (loss) definition discussed in more detail elsewhere in this release.

Unaudited Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended			Year Ended
(in millions USD)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Net income for the period	$668	$336	$43	$1,446	$(254)
Depreciation and amortization	409	395	419	1,623	1,619
Finance expense	28	28	28	111	114
Finance income	(26)	(17)	NA	(51)	NA
Income tax expense	8	19	26	86	78
Share based compensation	43	32	55	182	228
Restructuring charges(1)	94	—	—	94	—
Labor optimization initiatives	—	—	5	—	17
(Gains) on transactions, legal settlements and transaction expenses(2)	(403)	—	8	(403)	46
Adjusted EBITDA(3)	$821	$793	$584	$3,088	$1,848
Adjusted EBITDA margin	39.1%	38.2%	31.6%	38.1%	28.1%

(1) Includes $3.1 million of share-based compensation in Q4 2022.

(2)Activity for the year ended December 31, 2022, relates to the gain on sale of our EFK business.

(3)Reflects change to adjusted EBITDA definition discussed in more detail elsewhere in this release.

Adjusted Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with IFRS, this press release includes the following adjusted non-IFRS metrics: adjusted gross profit, adjusted operating profit, adjusted net income (loss), adjusted diluted earnings (loss) per share and adjusted EBITDA. We define adjusted gross profit as gross profit adjusted for share-based compensation expense. We define adjusted operating profit as profit from operations adjusted for share-based compensation expense and restructuring charges. We define adjusted net income (loss) as net income (loss) adjusted for share-based compensation expense, restructuring charges and the associated tax impact. We define adjusted diluted EPS as adjusted net income (loss) divided by the dilutive shares. We define adjusted EBITDA as net income (loss), adjusted for the impact of finance expense, finance income, income tax expense, depreciation, amortization, share-based compensation expense, transaction gains and associated expenses, restructuring charges, labor optimization initiatives and litigation settlements.

We believe that in addition to our results determined in accordance with IFRS, these adjusted non-IFRS measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These adjusted non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. For further information regarding these non-IFRS measures, please refer to "Unaudited Reconciliation of IFRS to Adjusted Non-IFRS" table above.

Adjusted non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of adjusted non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, February 14, 2022 at 8:30 a.m. U.S. Eastern Time (ET) to review the Fourth Quarter and Full Year 2022 results in detail. Interested parties may join the scheduled conference call by registering at https://register.vevent.com/register/BIb7c5c31960b748cb82f3624738c04f6d
The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by the COVID-19 pandemic and supply chain disruptions due to the Russia/Ukraine conflict and actions taken in response to such events; the market for our products may develop more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our current restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate, including due to increasing interest rates, rising inflation and any potential recession. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2021 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com